UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

ALBERTO-CULVER COMPANY

(Name of Issuer)

Common Stock, $0.22 par value

(Title of Class of Securities)

013068101

(CUSIP Number)

Spencer D. Klein, Esq.
Eric A. Bakken, Esq.	Paul S. Scrivano, Esq.
Vice President, General Counsel, and Secretary	O’Melveny & Myers LLP
c/o Regis Corporation	Times Square Tower
7201 Metro Boulevard	7 Times Square
Edina, Minnesota 55439	New York, New York 10036
(952) 947-9225	(212) 326-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 10, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 013068101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) REGIS CORPORATION

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization MINNESOTA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 11,359,788

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,359,788

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 12.3%

14.	Type of Reporting Person (See Instructions) CO

Item 1.	Security and Issuer

The class of equity securities to which this statement relates is the common stock, par value $0.22, of Alberto-Culver Company, a Delaware corporation (the “Issuer” or “Alberto-Culver”).  The principal executive offices of the Issuer are located at 2525 Armitage Avenue, Melrose Park, IL 60160.

Item 2.	Identity and Background

The name of the person filing this statement is Regis Corporation, a Minnesota corporation (“Regis”), whose principal business is owning, operating and franchising hair and retail product salons.  The address of Regis’s principal executive office, and the address of each of the persons listed below, is 7201 Metro Boulevard, Edina, MN 55439.  The name, citizenship and present principal occupation or employment, as well as the name and address of any corporation or other organization in which such occupation or employment is conducted, of each of the directors and executive officers of Regis is as follows:

Name	Office	Principal Occupation
Paul D. Finkelstein	President, Chief Executive Officer and Chairman of the Board of Directors	President and Chief Executive Officer of Regis

Myron Kunin	Vice Chairman of the Board of Directors	Vice Chairman of the Regis Board of Directors and Director of Nortech Systems Incorporated

David B. Kunin	Director	Chief Executive Officer of Beautopia, LLC 3939 E. 46th St. Minneapolis, MN 55406

Van Zandt Hawn	Director	Managing Director of Goldner Hawn Johnson & Morrison Incorporated 3700 Wells Fargo Center 90 South Seventh Street Minneapolis, MN 55402-4128

Name	Office	Principal Occupation
Susan S. Hoyt	Director	Executive Vice President of Human Resources of Staples, Inc. 500 Staples Drive Framingham, MA 01702

Thomas L. Gregory	Director	Retired

Rolf F. Bjelland	Director	Retired

Randy L. Pearce	Executive Vice President, Chief Financial and Administrative Officer	Executive Vice President, Chief Financial and Administrative Officer of Regis

Gordon B. Nelson	Senior Vice President, Fashion, Education and Marketing	Senior Vice President, Fashion, Education and Marketing of Regis

Eric A. Bakken	Vice President, General Counsel and Secretary	Vice President, General Counsel and Secretary of Regis

Mark Kartarik	Senior Vice President, President Franchise Division	Senior Vice President, President Franchise Division of Regis

Melissa Boughton	Senior Vice President, Real Estate	Senior Vice President, Real Estate Division of Regis

Bruce D. Johnson	Senior Vice President, Design and Construction	Senior Vice President, Design and Construction Division of Regis

Kris Bergly	Chief Operating Officer, Promenade Salon Concepts and MasterCuts	Chief Operating Officer, Promenade Salon Concepts and MasterCuts Divisions of Regis

C. John Briggs	Chief Operating Officer, SmartStyle	Chief Operating Officer, SmartStyle Division of Regis

Sharon Kiker	Chief Operating Officer, Regis Salons	Chief Operating Officer, Regis Salons Division of Regis

Norma Knudsen	Chief Operating Officer, Trade Secret	Chief Operating Officer, Trade Secret Division of Regis

Vicki Langan	Chief Operating Officer, Supercuts	Chief Operating Officer, Supercuts Division of Regis

Name	Office	Principal Occupation
Andrew Cohen	President, International Division	President, International Division of Regis

Raymond Duke	Senior Vice President, International Managing Director, U.K.	Senior Vice President, International Managing Director, of Regis, U.K.

All the persons listed above are U.S. citizens with the exception of Raymond Duke, who is a U.K. citizen.

During the last five years, neither Regis nor, to the knowledge of Regis, any of its executive officers or directors has been (i) convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration
See Item 4 below.

Item 4.	Purpose of Transaction

On January 10, 2006, Regis entered into an Agreement and Plan of Merger (the “Merger Agreement”) with the Issuer, Sally Holdings, Inc, a Delaware corporation and a wholly owned subsidiary of the Issuer (“Spinco”), Roger Merger Inc., a Delaware corporation and a direct, wholly owned subsidiary of Regis (“Merger Sub”), and Roger Merger Subco LLC, a Delaware limited liability company and a direct, wholly owned subsidiary of Regis (“Subco”).  The Merger Agreement provides, among other things, that immediately following the pro rata distribution of the common stock of Spinco to the holders of record of the common stock of the Issuer, Merger Sub will merge with and into Spinco, and each outstanding share of the Spinco common stock (other than treasury shares or shares owned by Regis) will be converted into 0.600 fully paid and nonassessable shares of common stock, par value $0.05 per share, of Regis (the “Merger”).

In connection with the Merger Agreement, Regis and certain stockholders of the Issuer (the “Stockholders”) entered into a Support Agreement, dated as of January 10, 2006, pursuant to which, among other things, each Stockholder is required to vote all of its shares of the Issuer’s common stock in favor of the approval of the transactions contemplated by the Merger Agreement, and against certain third party acquisition proposals, subject to certain exceptions set forth in the Support Agreement.  A copy of the Support Agreement is attached hereto as Exhibit 1.

Item 5.	Interest in Securities of the Issuer
(a) See item 5(b) below.

(b)           Under the Support Agreement, Regis may be deemed to have voting control over 11,359,788 shares of Alberto-Culver common stock, representing 12.3% of the outstanding shares of the Issuer’s common stock.  The calculation of the foregoing percentage is based on the number of shares of common stock represented and warranted by the Issuer in the Merger Agreement to be issued and outstanding at the close of business on January 6, 2006.  To the knowledge of Regis, there are no shares of Alberto-Culver common stock which are beneficially owned by any director or executive officer listed under Item 2.

(c) Except as disclosed herein, there have been no transactions by Regis in the securities of the Issuer during the past 60 days.

(d) To the knowledge of Regis, no person other than Regis or the Stockholders has the shared right to vote or to direct the vote of the Issuer’s common stock described above.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Stockholders and Regis executed and delivered the Support Agreement, pursuant to which the Stockholders agreed, until the termination of the Support Agreement and subject to the limitations set forth in the Support Agreement, at any meeting of the stockholders of the Issuer and in any action by consent of the stockholders of the Issuer, to vote their common stock of the Issuer in favor of the transactions contemplated by the Merger Agreement and against certain third party acquisition proposals.  If (i) the board of directors of the Issuer shall not have made the Alberto-Culver Recommendation (as defined in the Merger Agreement) or (ii) the board of directors of the Issuer or a committee thereof shall have made a Change in the Alberto-Culver Recommendation (as defined in the Merger Agreement) (or resolved or publicly proposed to take any such action described in clause (i) or (ii) of this sentence), the obligations of the Stockholders described in the previous sentence shall be suspended until such time, if any, as the board of directors of the Issuer makes the Alberto-Culver Recommendation or reinstates the Alberto-Culver Recommendation (as defined in the Merger Agreement), as the case may be, and, while such obligations are suspended, the Stockholders are not bound by such obligations and may take actions that are inconsistent therewith.

In the Support Agreement, the Stockholders also agreed to certain restrictions on their ability to transfer their shares above certain specified limits, subject to certain exceptions.  These restrictions continue until the Support Agreement is terminated.  Regis may not be notified of such transfers, and may not be notified of acquisitions by the Stockholders of additional shares of the Issuer’s common stock that would be subject to the Support Agreement.

The Support Agreement terminates upon the earlier of (i) the effective time of the Merger, and (ii) the termination of the Merger Agreement.

Except as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits

Exhibit No.	Document

1

Support Agreement, dated as of January 10, 2006, between Regis Corporation and the Stockholders listed on the signature pages thereto (incorporated by reference to Exhibit 10.1 to Regis’s Form 8-K filed on January 13, 2005).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in the Statement is true, complete and correct.

DATED: January 20, 2006

REGIS CORPORATION

	By:	/s/ ERIC BAKKEN
Name: Eric Bakken
Title: Secretary